May 7, 2018

Via Edgar Transmission
Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Re:
Destination Maternity Corporation (“Destination Maternity” or the “Company”)
 Definitive Additional Soliciting Materials on Schedule 14A
Filed May 3, 2018 by Nathan G. Miller, Peter O’Malley, et. al.
 File No. 0-21196

Dear Mr. Hindin:
We are writing on behalf of our clients, Nathan G. Miller and Peter O’Malley (the “Investors”), in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated May 4, 2018, with respect to their solicitation of proxies from the stockholders of the Company to elect four nominees to the Company’s board of directors.
The comment of the Staff is set forth below, followed by the corresponding response.
1.
Refer to the statement and related claims in the press release beginning with the sentence “We believe our turnaround plan, which seeks to improve margins by rationalizing inventory and cutting wasteful spending, can increase…” as well as the implied increase to fair value of the registrant’s stock price in the last bullet point on slide 20 of the shareholder presentation. Under Note a. to Exchange Act Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. In addition, a valuation claim included in proxy materials “is only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations on the projected realizable values.” Notwithstanding the brief reference to an expected “1000 bps” increase referenced in footnote xvii in the press release and the reference to “10X EPS and 6X EPS” in the slide presentation, please explain in greater detail how the cited statements do not contravene Rule 14a-9 or, in the alternative, make a revised filing to reflect either the factual support for the predictions in greater detail or the deletion of the cited statements. See Exchange Act Release 16833 (May 23, 1980).

The Investors acknowledge the Staff’s comment and respectfully note that the Investors do not believe that their statements regarding potential value creation in the event that the Investors’ strategic plan is successfully implemented constitutes “[p]redictions as to specific future market values” in contravention of Rule 14a-9.
The Investors respectfully note that they have not cited a fixed price at which they predict the Company’s stock will trade at some time in the future. Instead, the Investors have attempted to illustrate the potential for value creation if the strategic plan they have proposed is successfully implemented based on what the Investors believe are appropriate industry multiple ranges of EPS and EBITDA, based on estimates attached hereto as Annex A.
The Commission historically has allowed the use of specific valuations when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates stockholders’ understanding of the basis for and the limitations on the projected realizable values. See SEC Release No. 34-16833 (May 23, 1980), 1980 WL 19232 (“[T]he inclusion by the management or opposition of such valuation in its proxy soliciting material is only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations on the projected realizable values.”).
The Investors believe that the statements in question are neither false nor misleading to stockholders and are supported by information previously published by the Investors. Notwithstanding the foregoing, in response to the Staff’s comment, the Investors have attached hereto as Annex B additional support for their statements on a supplemental basis.

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Please do not hesitate to contact me at 212-504-6788 or my partner, Richard M. Brand, at 212-504-5757 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

2

Sincerely,

/s/ Braden K. McCurrach
Braden K. McCurrach

cc:	Nathan G. Miller Peter O’Malley Richard M. Brand

ANNEX A

A-1

ANNEX A

Source:  Company reports; FactSet; Wolfe Research estimates
A-2

ANNEX B

•
Based on an estimate of 10x EPS and 6x EBITDA, given the Company’s past performance and smaller market cap, the Investors believe that their planned cost reductions and effective pricing increases would lead to:

•	500 bps of pricing increases = $20mm target incremental EBIT/EBITDA
•	500 bps of cost decreases = $20mm target incremental EBIT/EBITDA
•	Subtotal: 1000 bps = $40mm target incremental EBIT/EBITDA
•	Less $10mm in taxes (assuming 21% statutory tax rate, rounded up to 25%)
•	Total: $30mm target incremental net income
•	Which would lead to an approximate target $40mm increase in cash flow and an approximate target 10% increase in EBIT/EBITDA margins
•	At $30mm incremental target net income, the Investors believe that their plan implies a $16-$20+ increase to the fair value of Destination Maternity’s stock price
•	$30mm incremental target net income divided by 14.7mm shares outstanding = $2.04 (rounded to $2.00 incremental EPS)
•	$2.00 incremental target EPS at 10x P/E multiple = $20 increased share value
•	$30mm of incremental target EBITDA at 6x (EV/EBITDA multiple) = $240mm incremental EV (synonymous to incremental market cap)
•	$240mm divided by 14.7mm shares outstanding = $16.33 or ~$16 increased value

B-1